Filed by Leagold Mining Corporation

Pursuant to Rule 425 under

the Securities Act of 1933, as amended

Subject Company: Brio Gold Inc.

A registration statement is expected to be filed by Leagold Mining Corporation

The following is a transcript of an interview given by Neil Woodyer, Chief Executive Officer of Leagold Mining Corporation, which took place on January 26, 2018, a recording of which is available on BNN Business News’ website at www.bnn.ca and Leagold Mining Corporation’s website at www.leagold.com.

Andrew Bell (BNN Business News)

Neil Woodyer (Chief Executive Officer, Leagold Mining Corporation)

Andrew Bell:                                                                          Leagold — we know them of course because of the Los Filos Mine in Mexico they bought from Goldcorp—well they are going with another bet, this time in Latin America—they plan to takeover Brio Gold—the Yamana spinoff in an all share deal. Now the deal is backed by Brio’s largest shareholder, still Yamana, they have about 54%. But Brio management still hasn’t made a formal response. We are joined by Neil Woodyer, CEO of Leagold, he’s in London today—always great to see you Neil.

Neil Woodyer:                                                                  Thank you.

Andrew Bell:                                                                          So this is a big deal, I mean the stock you are issuing here, the Brio shareholders, including Yamana, will have just over 40% of the merged company, and just remind us what this will do to your production over the next two years, this Brazilian acquisition?

Neil Woodyer:                                                                  Well through Los Filos at the moment, we are producing about 230,000 ounces this year, and we are looking to that to go up by about another 150,000 ounces over the next couple of years. When we look at Brio, they are producing a similar amount this year 225,000 ounces, order of magnitude, and again, they are bringing in a new mine, probably in about a years’ time, which will add a hundred or so thousand ounces, so we get to around about 700,000 ounces in two-years’ time.

Andrew Bell:                                                                          There’s going to be some skepticism isn’t there because Yamana had trouble with Brio, they tried to sell it off, they ran it into problems—you’re betting here that those assets have been turned around.

Neil Woodyer:                                                                  I think they’ve done a good job. The management have done a good job under Gil in terms of improving the running of those assets—they’ve invested capital in certain key areas—so they’re beginning to see benefits coming through now—and they’re partway down the construction of Santa Luz—so yes, those assets are turning around and they are improving. I think we can add to that turn-around and carry on that work, and take it to the next step.

Andrew Bell:                                                                          Well of course one problem here, it looks like, is that Brio management has not signed on to this thing—they say we are determined to get best value for our shareholders—so were they not involved in the talks here?

Neil Woodyer:                                                                  No we had initial discussions with the majority shareholder, Yamana, we looked at the NAV of what we thought was operating in Brazil compared with their market, we did a similar thing on our own assets, and felt that the combined company was much stronger for both entities, so we put a proposal forward to Yamana and after negotiation we got to a price position with them, and we were also very keen to get them a support agreement locked in, so we obviously paid the extra to do that, so we think we are offering a very fair price. We then had to go to our own shareholders, because we have 57% of our shareholders who’ve agreed to tender their shares in to this price, so we think we are paying a fair price, and you know top dollar, but a good position for both companies building forward to a much bigger entity.

Andrew Bell:                                                                          Sorry, just explain, your own shareholders have to tender into the deal as well?

Neil Woodyer:                                                                  No. Our shareholders have to approve the issuance of our shares—so we already have 57% approval from our shareholders to do that—and they’re locked into that.

Andrew Bell:                                                                          But, I’m sure you have to tread carefully here, but did you talk to the Brio management?

Neil Woodyer:                                                                  We tried to have discussions with them in early December, but we weren’t able to—so, we went ahead and looked at it; we think it’s very attractive, the combined entity, so we made a proposal to Yamana.

Andrew Bell:                                                                          Well that’s got to be a problem. If you can’t bring the Brio management along—and they leave, or if things, you know— if you end up on bad terms—you’re going to lose the management of those Brazil mines—sorry.

Neil Woodyer:                                                                  I think we’re at an early stage in the process at the moment—we’ve made an unsolicited tender— if Brio management want to talk to us we are more than happy to do that. It would be nice to have a transition where we could agree to certain things going forward—but at the end of the day, if we can’t, then unfortunately, we won’t be able to— but I think we can manage the transition on our own, we have experienced staff at handling these things, we’ve got good operating management that have been deployed at Los Filos, we have additional management that we can put in and fill that gap and move forward both in terms of taking over the present operation and expanding it through the development of Santa Luz.

Andrew Bell:                                                                          I’ve got a …

Neil Woodyer:                                                                  We’re comfortable about that.

Andrew Bell:                                                                          I’ve got to press you on that.  I mean of course you have access to great people.  You’ve been in the industry for a long time, but that’s going to be a real problem isn’t it, if you lose the Brio management?  I mean they know what’s happening on the ground in Brazil.

Neil Woodyer:                                                                  Well, there are three levels of management in Brio. There’s the actual people operating the mines.  There’s the people in the management center of Belo Horizonte and then there are the corporate people.  I think the corporate side is much easier because it’s much more strategic and the strategies are now fairly obvious.  And we’re just following on, as I said, with the great work that Gil and his people have done.  The mine operating management I think are very good.  That’s our impression, and I would hope they would stay and we could move forward with that.  And supplement it with our own people.

Andrew Bell:                                                                          Now of course we’ve neglected Los Filos there.  Just remind us why you bought the Los Filos mine. What do you like about it, and why did you think you could do something with it that Goldcorp couldn’t?

Neil Woodyer:                                                                  To Goldcorp, it was a small production unit as part of a total business.  It was producing about 200,000 ounces out of their typical total portfolio.  It’s also two open pits and one underground mine.  So, relatively complicated, takes a lot of management effort.  They defined it as a non-core asset.  To us, it was a major starting point and a major platform for future development.  So we acquired it. We’ve been able to change the operation.  We’re not better than Goldcorp, we just do it differently.  We’re able to focus more on some of the local issues and some of the operating issues.  And we’ve also identified in the early stages of that the potential for Bermejal Underground to build a new underground mine there, which we’re in the process of starting doing the ramp now.  And we’ve done a lot of exploration and produced over two million ounces of resources through the exploration program.  So we’re very comfortable in what we  bought and we are operating with a different focus than Goldcorp did.  And so far it’s been extremely successful.

Andrew Bell:                                                                          You’re in a troubled part of Mexico, Guerrero state, where there isn’t even normal policing.  So that’s got to put a bit of a discount on the asset in the eyes of investors.

Neil Woodyer:                                                                  Well I think that’s a fair comment.  It is a tough area.  I think we’re following on from the good work that Goldcorp did.  They were very proactive in communicating with the community as to what they intended to do and how they intended to do it.  We’ve followed that on.  And also, we employ about 600 people from the local communities at the mine site.  We also buy about eight million dollars’ worth of goods and services from the community, so we’re very interrelated in the community.  And we’ve had, since we’ve taken over the mine, and Goldcorp had for the previous two years, very good relationships with the community.

Andrew Bell:                                                                          Neil, we’ll have to leave it there.  Fascinating deal and I’m sure you’ve had plenty of talks with lawyers etc.  You’ve probably seen enough of them over the past few weeks [laughter].  Anyway, thanks very much.

Neil Woodyer:                                                                  [Laughter] I think I’ve seen enough of them for my life [laughter].

Andrew Bell:                                                                          Thanks a lot.  Neil Woodyer, CEO Leagold Mining, joins us from London.

Cautionary Note Regarding Forward-Looking Information

This transcript contains “forward-looking statements” and “forward looking information” as defined under applicable securities laws (“forward-looking statements”).  Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “expect”, “believe”, “may”, “plan”, “project”, “should”, “scheduled”, “intend”, “objective”, continuous”, and “estimate”, or similar words suggesting future events, circumstances or outcomes.  In particular, this transcript contains forward-looking statements including, but not limited to, the development of the Bermejal Underground mineral resource, the anticipated production of a combined Brio Gold Inc. (“Brio”) and Leagold Mining Corporation (“Leagold”) entity, various terms of, and expectations concerning the negotiation and potential consummation of, the proposed transaction between Leagold and Brio, expectations with respect to the benefits of a combination of the businesses of Leagold and Brio, the future development of certain Brio assets, including the Santa Luz mine, the retention of certain Brio management personnel and the business and geographical diversification of the combined entity.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those expressed in the forward-looking statements and information.  They include, among others, the accuracy of mineral reserve and resource estimates and related assumptions, inherent operating risks, risks related to successful integration of Brio if the combination is consummated, risks related to international operations, the failure to obtain regulatory or other approvals in connection with the proposed business combination and those risk factors identified in Leagold’s most recent Annual Information Form prepared and filed with securities regulators which is available on SEDAR at www.sedar.com under Leagold’s profile.

There are no assurances that Leagold can fulfill forward-looking statements.  Such forward-looking statements are only predictions based on current information available to Leagold’s management team; actual events or results may differ materially as a result of risks facing Leagold, some of which are beyond Leagold’s control.  Although Leagold believes that any forward-looking statements contained in this transcript are based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements are made as of the date hereof and Leagold disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, unless required by law.  Please refer to Leagold’s most recent filings under its profile at www.sedar.com for further information respecting the risks affecting Leagold and its business.

Cautionary Note Regarding Brio

The information concerning Brio contained in this transcript has been taken from, or is based upon, publicly available information filed by Brio with securities regulatory authorities in Canada or accessed from other publicly available sources, prior to the date of the transcribed interview. Brio has not reviewed this transcript and has not confirmed the accuracy and completeness of the Brio information contained herein.

Cautionary Statement Respecting the Proposed Offer

LEAGOLD HAS NOT YET COMMENCED THE OFFER (THE “OFFER”) TO ACQUIRE ALL OF THE ISSUED AND OUTSTANDING COMMON SHARES OF BRIO. UPON COMMENCEMENT OF THE OFFER, LEAGOLD WILL DELIVER THE TAKEOVER BID CIRCULAR TO HOLDERS OF BRIO SHARES IN ACCORDANCE WITH APPLICABLE CANADIAN SECURITIES LAWS AND WILL FILE A TAKEOVER BID CIRCULAR WITH THE SECURITIES COMMISSIONS IN EACH OF THE PROVINCES AND TERRITORIES OF CANADA AND WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”). THE TAKEOVER BID CIRCULAR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHOULD BE READ IN ITS ENTIRETY BY BRIO SHAREHOLDERS. AFTER THE OFFER IS COMMENCED, BRIO SHAREHOLDERS WILL BE ABLE TO OBTAIN, AT NO CHARGE, A COPY OF THE TAKEOVER BID CIRCULAR AND VARIOUS ASSOCIATED DOCUMENTS UNDER BRIO’S PROFILE ON THE SYSTEM FOR ELECTRONIC DOCUMENT ANALYSIS AND RETRIEVAL (SEDAR) AT WWW.SEDAR.COM AND ON THE SEC’S WEBSITE AT WWW.SEC.GOV. THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO PURCHASE, OTHERWISE ACQUIRE, SUBSCRIBE FOR, SELL, OTHERWISE DISPOSE OF OR ISSUE, OR ANY OTHER SOLICITATION OF ANY OFFER TO SELL, OTHERWISE DISPOSE OF, ISSUE, PURCHASE, OTHERWISE ACQUIRE OR SUBSCRIBE FOR ANY SECURITY. THE OFFER WILL NOT BE MADE IN, NOR WILL DEPOSITS OF SECURITIES BE ACCEPTED FROM A PERSON IN, ANY JURISDICTION IN WHICH THE MAKING OR

ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, LEAGOLD MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT DEEMS NECESSARY TO EXTEND THE OFFER IN ANY SUCH JURISDICTION.